Exhibit 99.2

PETAQUILLA MINERALS LTD.

For the Three and Nine Months Ended February 29, 2012 and February 28, 2011

Management Discussion and Analysis
Of Results of Operations and Financial Condition

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Petaquilla Minerals Ltd. (“PTQ” or the “Company”) reports the financial results for the three and nine months ended February 29, 2012 which have been prepared on the basis of available information up to April 16, 2012. Management’s discussion and analysis should be read in conjunction with the unaudited condensed interim consolidated financial statements and related notes thereto of the Company, as at and for the three and nine months ended February 29, 2012 and year ended May 31, 2011.

The Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at June 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 23 to the unaudited condensed interim consolidated financial statements for the nine months ended February 29, 2012 describes the effect of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended May 31, 2011.

Management’s discussion and analysis provides a review of the performance of PTQ’s business and compares its performance for the three and nine months ended February 29, 2012 with the three and nine months ended February 28, 2011.

FORWARD-LOOKING STATEMENTS

Certain statements in this Management’s Discussion and Analysis (“MD&A”) constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. These Forward-Looking Statements include, among others, statements concerning the Company's future objectives, measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of construction, gold production and capital expenditure costs, Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", “is targeted”, "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company’s views as of the date of this MD&A. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law.

NON-GAAP PERFORMANCE MEASURES

The Company has included the non-GAAP performance measures; unit cash cost per ounce of gold sold; earnings before interest, tax, depreciation and amortization (“EBITDA”); and working capital. These non-GAAP performance measure do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared using GAAP. More specifically, Management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold, (ii) the trend in costs as the mine matures, (iii) an internal benchmark of performance to allow for comparison against other mines (iv) the ability of the Company to generate earnings associated with positive cash flows and (v) the Company’s ability to settle liabilities due within one year.

Cash cost per ounce of gold sold includes mine site operating costs such as mining, processing, administration, information technology, safety, health, environment management and by product credits from the sale of silver but is exclusive of amortization, depletion, reclamation, capital costs, exploration costs, royalties and corporate administration costs.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The unaudited condensed interim consolidated financial statements for the nine months ended February 29, 2012 have been prepared by the Company in accordance with IAS 34 and IFRS 1 – “First time Adoption of International Financial Reporting Standards”. The accounting policies, described in Note 2 to the condensed interim consolidated financial statements for the three months ended August 31, 2011, have been applied in preparing the condensed interim consolidated financial statements for the nine months ended February 29, 2012, the comparative information presented in these interim financial statements for the nine months ended February 28, 2011 and in the preparation of consolidated statements of financial position as at June 1, 2010 and May 31, 2011. June 1, 2010 was the Company’s date of transition to IFRS.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

In preparing its consolidated statements of financial position in accordance with IFRS, the Company has adjusted amounts previously reported in financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in Note 23 to the condensed interim consolidated financial statements for the nine months ended February 29, 2012.

OVERALL PERFORMANCE

Executive Highlights

Nine months ended February 29, 2012:

  Net income at $18.4 million, increased by 170% compared to same period of fiscal 2011.

  Gold poured at 50,277 ounces, increased by 29% compared to same period of fiscal 2011.

  Gold stockpiled at 84,572 ounces, increased by 479% compared to same period of fiscal 2011.

  Revenue at $70.3 million increased by 38% compared to same period of fiscal 2011.

  Cash cost per ounce of gold sold at $577, decreased by 14% compared to same period of fiscal 2011.

  Operating profit at $26.8 million, increased by 123% compared to same period of fiscal 2011.

Three months ended February 29, 2012:

  Net income at $4.5 million, decreased by 49% and increased by 319% compared to previous quarter and the same period of fiscal 2011, respectively.

  Gold poured at 14,163 ounces, decreased by 22% and increased by 10% compared to previous quarter and the same period of fiscal 2011, respectively.

  Gold stockpiled at 84,572 ounces, increased by 32% and 479% compared to previous quarter and the same period of fiscal 2011, respectively.

  Revenue at $18.8 million decreased by 26% and increased by 1% compared to previous quarter and the same period of fiscal 2011, respectively.

  Cash cost per ounce of gold sold at $633, increased by 13% compared to previous quarter.

  Operating profit at $6.3 million, decreased by 40% and increased by 16% compared to previous quarter and the same period of fiscal 2011, respectively.

Business Overview

The Company is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and selected acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content. The Company received its operating

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

permit from the Government of Panama on November 18th, 2009, authorizing the Company to proceed to commercial production of its 100% owned Molejon deposit. The Company achieved commercial production on January 8th, 2010, after having run its operations at an average of 70% of its normal capacity for a consecutive period of 30 days.

On August 31, 2011, at a Special Meeting of the Shareholders of the Company, a majority of the Company’s shareholders approved the acquisition of Iberian Resources Corp. ("Iberian") (the "Acquisition"). Iberian owns 100% of the Lomero-Poyatos Project through its wholly-owned Spanish affiliate, Corporacion de Recursos Iberia S.L. The Lomero-Poyatos Project is located about 85 kilometres northeast of Seville, in the northeast part of the Iberian Pyrite Belt. Iberian also owns several other exploration licenses in Iberia through its wholly-owned Spanish and Portuguese affiliates Sulfuros Complejos Andalucia Mining S.L. (“SCA”) and Almada Mining S.A. (“Almada”). This acquisition brought to the Company exploration stage projects in Spain with historical resources of 2.1M ounces of gold, 46M ounces of silver and significant copper and zinc content.

Environmental, technical and economic permits have been approved by the Andalusian Autonomous Government and the Company is presently awaiting administrative authorization to commence operations at Lomero-Poyatos Project. The Company anticipates it will be able to start Lomero-Poyatos operations during the first quarter of fiscal 2013, with the dewatering of galleries, construction of a water treatment plant, and the initiation of development drilling.

Although gold poured during third quarter of fiscal 2012 decreased by 22% compared to previous quarter, actual gold poured during the nine months ended February 29, 2012, at 50,277 ounces, increased by 29% compared to same period of fiscal 2011. This improvement in business performance for the nine months ended February 29, 2012 generated net income of $18.4 million, an increase of 170% compared to the net loss of $26.1 million during the same period of fiscal 2011. As a consequence of this improvement, the Company has received public recognition from the Panamanian Association of Exporters (“APEX”), for being the largest exporter of Panama in calendar 2011.

OPERATING PERFORMANCE
	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total
	2012	2012	2012	2012 (*)	2011	2011	2011	2011	2011

Gold mined – ounces	36,304	37,056	33,203	106,563	25,302	18,566	24,330	17,963	86,161

Gold stockpiled – ounces (**)	84,572	63,878	43,213	84,572	25,088	14,618	9,803	7,216	25,088

Gold poured – ounces	14,163	18,100	18,014	50,277	16,735	12,825	15,268	10,738	55,566

Gold sold – ounces	12,701	15,959	17,418	46,078	14,608	13,880	13,166	12,211	53,865

Average realized gold price (per ounce)	$1,520	$1,592	$1,508	$1,540	$1,413	$1,340	$1,312	$1,210	$1,319

Cash cost per ounce of gold sold	$633	$557	$554	$577	$557	$635	$647	$740	$641
(*) Nine months ended February 29, 2012 / (**) Total ounces of gold stockpiled as at the end of each period.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

	Q4	Q3	Q2	Q1	Total
	2010	2010 (**)	2010	2010	2010

Gold mined – ounces	16,344	17,488	-	-	33,832

Gold stockpiled – ounces (*)	2,823	2,680	-	-	2,823

Gold poured – ounces	14,158	13,756	-	-	27,914

Gold sold – ounces	14,100	10,150	-	-	24,250

Average realized gold price (per ounce)	$1,151	$1,079	-	-	$1,115

Cash cost per ounce of gold sold	$601	$574	-	-	$590
(*) Total ounces of gold stockpiled as at the end of each period.
(**) Commercial production commissioned on January 8th 2010.

Although during the third quarter of fiscal 2012 gold poured decreased by 22% compared to previous quarter, mainly due to a reduction in the throughput of ore at the Molejon gold mine due to ball mills maintenance and a delay in the delivery of steel balls necessary for the ball mills to operate at peak efficiency, gold poured for the nine months ended February 29, 2012 increased by 29% compared to the same period of fiscal 2011, reaching an actual gold production of 50,277 ounces compared to 38,831 ounces for the same period of fiscal 2011.

Gold mined during third quarter of fiscal 2012 totaled 36,304 ounces contributing to the stockpile reaching 84,572 gold ounces as part of the Company's plans to increase gold production at its Molejon gold mine. During the second quarter of fiscal 2012 the Company initiated its on/off leach operation with the leaching of a pad containing approximately 40,000 tons of ore and the construction of a second leach pad with a capacity of 300,000 tons of ore. In this regard, during the third quarter of fiscal 2012 gold production derived from on/off leach operation reached approximately 300 gold ounces. The Company estimates that the combined ore on the two leach pads will contain approximately 17,000 gold ounces with a planned recovery rate of 70%. Production through the on/off leach operation, is expected to progressively increase to 2,000 ounces per month, within the fourth quarter of fiscal 2012.

Although during the third quarter of fiscal 2012 gold sold decreased by 20% compared to previous quarter due to a reduction in the volume of gold poured, gold sold for the nine months ended February 29, 2012 increased by 17% compared to the same period of fiscal 2011. Gold revenue for the nine months ended February 29, 2012 reached a total of $70.3 million, an increase of 38% compared to the same period of fiscal 2011. Cash cost per ounce of gold sold for the nine months ended February 29, 2012 was at $577, representing a reduction of 14% compared to the same period of fiscal 2011 and staying within the range of $550-$600 as the Company had previously anticipated.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Pre-stripping activities at the mine have progressed during the quarter and were in line with the updated mine plan. Total pre-stripping work, which has been divided into five stages, will provide access to 4,100,000 tons of ore representing approximately 261,000 ounces of contained gold for the simultaneous feeding of the processing plant and the on/off leach operation. As of the end of the third quarter of fiscal 2012, stages one through three of the pre-stripping plan have been completed and stages four through five are in progress. As a result, as of the end of the third quarter of fiscal 2012, approximately 60,000 contained gold ounces have been mined and processed and 18,000 contained gold ounces have been mined and stockpiled for future production.

Construction of tailings pond #1 progressed significantly during the third quarter of fiscal 2012 and the construction of a third tailings pond is to be soon initiated in parallel with the final stages of completion of tailings pond #1. Tailings pond #2 was commissioned during last fiscal 2011.

As part of the planned expansion of the Company’s production system at its Molejon Gold Mine facility, during third quarter of fiscal 2012, the Company’s infrastructure subsidiary, Panama Desarrollo de Infraestructuras S.A. (“PDI Panama”), commissioned its new Metso Crusher 125 mobile crushing system, which has increased PDI Panama’s aggregate production and in-pit crushing operations by approximately 10,000 tonnes per day during the current fourth quarter of fiscal 2012. This additional crushing capacity supports the expansion of the Molejon Gold Plant with a fourth ball mill, which has been procured and is scheduled for shipping to Panama within current fourth quarter of fiscal 2012. With the addition of this fourth ball mill plus two additional leach tanks and two additional Carbon-in-Pulp tanks, throughput will increase beginning in the first quarter of fiscal 2013, during which Petaquilla anticipates the additional 1,000 tpd processing capacity to result in approximately 2,000 additional ounces of gold recovery monthly.

During the nine months ended February 29, 2012, PDI Panama has also received additional heavy equipment through its facilities with Global Bank and Caterpillar and is currently providing the Company’s Molejon gold mining operations with an increased daily mining rate of 40,000 tonnes.

Regarding the proposed spin out of the Company’s subsidiary, Panamanian Development and Infrastructure Ltd. (“PDI”), during current fourth quarter of fiscal 2012 the Company anticipates to deliver a proxy circular, containing comprehensive details of the transaction, to its shareholders entitled to vote on the transaction at a Special Meeting of Shareholders to be scheduled within the mentioned quarter.

During the quarter ended February 29, 2012 the Company delivered 3,330 ounces of gold to Deutsche Bank AG (“Deutsche Bank”) in accordance with the terms and conditions of the Forward Gold Purchase Agreement signed on September 23, 2010.

Subsequent to the end of the third quarter of fiscal 2012, the Company closed a Convertible Loan Agreement (the “Loan Agreement”) and a Forward Silver Purchase Agreement (the “Silver Agreement”) with Deutsche Bank, in the amount of CAD$6,000,000 and $11,300,000, respectively. The principal portion of the Loan Agreement is convertible at Deutsche Bank

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

option into common shares of the Company at a conversion price of CAD$0.6121. Pursuant to the Silver Agreement, the Company will deliver 525,500 ounces of silver to Deutsche Bank over a five year term and the Company will receive an additional cash payment for silver pricing above $25 per ounce, up to a maximum of $30 per ounce. A portion of the net proceeds from the Silver Agreement has been used to pay out the Company’s previously outstanding Notes and Convertible Notes. This complete redemption of Notes and Convertible Notes will reduce the Company’s interest costs by $10 million annually. Remaining net proceeds have funded the completion of the expansion of the Molejon Gold Plant and a drilling program at the Company’s Lomero-Poyatos concession to re-categorize mineral resources from the inferred classification to measured and indicated and reserves.

The following table provides a reconciliation of cash costs per ounce of gold sold to total cost of sales per the condensed interim consolidated financial statements:

	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total
	2012	2012	2012	2012 (*)	2011	2011	2011	2011	2011

Production costs ($’000)	9,419	10,708	11,549	31,676	9,570	10,115	9,745	10,076	39,506

Less Royalties ($’000)	(1,384)	(1,812)	(1,898)	(5,094)	(1,433)	(1,301)	(1,222)	(1,039)	(4,995)

Cash operating costs ($’000)	8,035	8,896	9,651	26,582	8,137	8,814	8,523	9,037	34,511

Ounces of gold sold	12,701	15,959	17,418	46,078	14,608	13,880	13,166	12,211	53,865

Cash cost per ounce of gold sold	$633	$557	$554	$577	$557	$635	$647	$740	$641
(*) Nine months ended February 29, 2012.

	Q4	Q3	Q2	Q1	Total
	2010	2010(**)	2010	2010	2010 (***)

Production costs ($’000)	9,620	6,617	-	-	16,237

Less Royalties ($’000)	(1,144)	(793)	-	-	(1,937)

Cash operating costs ($’000)	8,476	5,824	-	-	14,300

Ounces of gold sold	14,100	10,150	-	-	24,250

Cash cost per ounce of gold sold	$601	$574	-	-	$590
(**) Commercial production commissioned on January 8th 2010.
(***) Information prepared under Canadian GAAP.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

SELECTED FINANCIAL INFORMATION

Key Financial Data (000’s)	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total
	2012	2012	2012	2012 (*)	2011	2011	2011	2011	2011

Revenue	$18,832	$25,311	$26,177	$70,320	$20,928	$18,682	$17,371	$14,728	$71,709

Operating profit	6,330	10,630	9,836	26,796	7,656	5,474	4,726	1,836	19,692

Net income (loss)	4,507	8,897	4,969	18,373	22,306	1,077	(21,488)	(5,738)	(3,843)

EBITDA	8,089	13,021	9,923	31,033	26,407	3,703	(18,169)	(2,740)	9,201

Working capital (deficit)	(43,491)	(31,033)	(27,136)	(43,491)	(23,849)	(25,086)	(47,274)	(29,188)	(23,849)

Long term liabilities	55,012	68,089	73,765	55,012	74,946	82,642	80,821	84,976	74,946

Total Liabilities	124,004	122,672	120,670	124,004	118,335	120,140	139,661	120,440	118,335

Cash position	9,781	12,540	11,626	9,781	11,905	9,738	8,460	3,141	11,905

Total Assets	$179,214	$175,873	$135,966	$179,214	$128,733	$106,768	$97,453	$89,649	$128,733
(*) Nine months ended February 29, 2012.

Key Financial Data (000’s)	Q4	Q3	Q2	Q1	Total
	2010	2010 (**)	2010	2010	2010 (***)

Revenue	$16,234	$11,308	-	-	$27,542

Operating profit	3,458	3,008	-	-	6,466

Net income (loss)	(6,794)	(5,614)	(7,549)	(7,025)	(26,982)

EBITDA	2,332	(122)	(4,150)	(3,570)	(5,510)

Working capital (deficit)	(87,239)	(47,585)	57,128	34,692	(87,329)

Long term liabilities	5,219	38,865	39,535	55,079	5,219

Total Liabilities	101,615	95,051	99,751	94,017	101,615

Cash position	6,626	4,470	1,362	2,062	6,626

Total Assets	$80,262	$78,338	$76,416	$78,113	$80,262
(**) Commercial production commissioned on January 8th 2010.
(***) Information prepared under Canadian GAAP.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Following is showed a reconciliation between the Net income (loss) and the EBITDA for each of the periods disclosed within the previous selected financial information.

Key Financial Data (000’s)	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total
	2012	2012	2012	2012 (*)	2011	2011	2011	2011	2011

Net income (loss)	$4,507	$8,897	$4,969	$18,373	$22,306	$1,077	$(21,488)	$(5,738)	$(3,843)

Finance expenses, net	499	151	162	812	399	(467)	419	182	533

Depreciation & amortization	3,083	3,973	4,792	11,848	3,702	3,093	2,900	2,816	12,511

EBITDA (**)	8,089	13,021	9,923	31,033	26,407	3,703	(18,169)	(2,740)	9,201

(*) Nine months ended February 29, 2012.
(**) For the nine months ended February 29, 2012 and February 28, 2011 include non-cash items for a total amount of $9.2 million and ($18.7) million, respectively.

Key Financial Data (000’s)	Q4	Q3	Q2	Q1	Total
	2010	2010 (***)	2010	2010	2010
					(****)

Net income (loss)	$(6,794)	$(5,614)	$(7,549)	$(7,025)	$(26,982)

Finance expenses, net	5,970	3,809	3,399	3,455	16,633

Depreciation & amortization	3,156	1,683	-	-	4,839

EBITDA	2,332	(122)	(4.150)	(3,570)	(5,510)

(***) Commercial production commissioned on January 8th 2010.
(****) Information prepared under Canadian GAAP.

During the third quarter of fiscal 2012 net income of $4.5 million was recorded, representing an improvement of 319% compared to the same period of fiscal 2011. Net income for the nine months ended February 29, 2012, at $18.4 million, increased by 170% compared to the same period of fiscal 2011. This significant improvement was due mainly to higher gold prices combined with higher gold sold (17%) and a reduction in the cost of sales per ounce (14%). During the same period the operating profit of the Company, at $26.8 million, improved by 123% compared to the same period of fiscal 2011.

From a financial perspective, although revenue during third quarter of fiscal 2012 decreased by 26% compared to previous quarter of the same fiscal 2012, representing a reduction of $6.5 million, cash position as of the end of third quarter of fiscal 2012 decreased by $2.7 million to $9.8 million, compared to $12.5 million as of the end of previous quarter of fiscal 2012. During the nine months ended February 29, 2012, cash flow from operations was positive $14.1 million, representing an increase of 302% compared to cash flow generated during the same period of fiscal 2011, before considering the inflow in amount of $45 million from the presale of gold in accordance with the forward gold purchase agreement signed with Deutsche Bank

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

during the nine months ended February 28, 2011. Positive cash flows during fiscal 2012 have been applying mainly to funding investments in mineral properties, plant and equipment with the objective to increase gold production. During the nine months ended February 29, 2012, gold production increased by 29% compared to the same period of fiscal 2011 and gold stockpiled for on/off leach operation increased by 479% compared to the same period of fiscal 2011.

Total assets of the Company as of the end of third quarter of fiscal 2012, at $179.2 million, increased by 68% compared to those at the end of the same quarter of fiscal 2011. This increase is derived mainly from the capitalization of costs related to the stockpile of gold that is going to be processed through the on/off leach operation and the effect of the incorporation of the assets of Iberian Resources Corp., as disclosed in Note 6 to the unaudited condensed interim consolidated financial statements for the nine months ended February 29, 2012.

RESULTS OF OPERATIONS

The Company’s unaudited condensed interim consolidated financial statements for the nine months ended February 29, 2012, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements (see Note 2 to the condensed interim consolidated financial statements for the three months ended August 31, 2011) and all amounts are expressed in United States dollars unless otherwise indicated. The operating results of PTQ reflect its ongoing administrative costs, net of interest and other income, revenue from the sale of gold, production and operating expenses and amortization and depletion. Commercial production at the Molejon Gold mine commenced on January 8, 2010.

SUMMARY OF RESULTS ($’000)
	2012	2012	2012	Total	2011	2011	2010	2010	Total
	Feb 29	Nov 30	Aug 31	2012(*)	May 31	Feb 28	Nov 30	Aug 31	2011
	Q3	Q2	Q1		Q4	Q3	Q2	Q1

Revenues	18,832	25,311	26,177	70,320	20,928	18,682	17,371	14,728	71,709
Cost of sales	(9,419)	(10,708)	(11,549)	(31,676)	(9,570)	(10,115)	(9,745)	(10,076)	(39,506)

Depletion and amortization	(3,083)	(3,973)	(4,792)	(11,848)	(3,702)	(3,093)	(2,900)	(2,816)	(12,511)

Operating Profit	6,330	10,630	9,836	26,796	7,656	5,474	4,726	1,836	19,692

General and administrative	(2,339)	(3,492)	(1,966)	(7,797)	(2,664)	(2,620)	(2,822)	(1,982)	(10,088)
Donations and community relations	63	(640)	(345)	(922)	(1,392)	(242)	(43)	(30)	(1,707)
Exploration and evaluation costs	(3,477)	(2,824)	(1,372)	(7,673)	(2,644)	(1,949)	(2,351)	(2,325)	(9,269)
Share-based payments	(53)	(284)	(130)	(467)	(220)	(495)	(32)	(172)	(919)
Other operating expenses	-	-	-	-	(110)	(2,057)	(2,143)	(76)	(4,386)
Earnings (loss) from Operations	524	3,390	6,023	9,937	626	(1,889)	(2,665)	(2,749)	(6,677)

Finance expense, net	(499)	(151)	(162)	(812)	(399)	467	(419)	(182)	(533)
Non-operating (expenses) income	4,482	5,658	(892)	9,248	22,079	2,499	(18,404)	(2,807)	3,367

Net income / (loss)	4,507	8,897	4,969	18,373	22,306	1,077	(21,488)	(5,738)	(3,843)

Other comprehensive loss	(2,484)	-	-	(2,484)	-	-	-	-	-

Net comprehensive income (loss)	2,023	8,897	4,969	15,889	22,306	1,077	(21,488)	(5,738)	(3,843)

Earnings / (loss) per share – basic and diluted	$0,02	$0.03	$0.03	$0,08	$0.15	($0.02)	$(0.17)	$(0.05)	$(0.03)
(*) Nine months ended February 29, 2012.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

	2010	2010	2009	2009	Total
	May 31	Feb 28	Nov 30	Aug 31	2010(***)
	Q4	Q3(**)	Q2	Q1

Revenues	16,234	11,308	-	-	27,542
Cost of sales	(9,620)	(6,617)	-	-	(16,237)

Depletion and amortization	(3,156)	(1,683)	-	-	(4,839)

Operating Profit	3,458	3,008	-	-	6,466

General and administrative	(1,500)	(3,180)	(2,603)	(2,114)	(9,397)
Donations and community relations	(536)	(192)	(182)	(330)	(1,240)
Exploration and evaluation costs	(1,871)	(634)	(685)	(1,114)	(4,304)
Share-based payments	(369)	(822)	(118)	(42)	(1,351)
Other operating expenses	(6)	(15)	(592)	-	(613)
Earnings (loss) from Operations	(824)	(1,835)	(4,180)	(3,600)	(10,439)

Finance expense, net	(5,970)	(3,809)	(3,399)	(3,455)	(16,633)
Non-operating (expenses) income	-	30	30	30	90

Net income / (loss)	(6,794)	(5,614)	(7,549)	(7,025)	(26,982)

Earnings / (loss) per share – basic and diluted	$(0.05)	$(0.05)	$(0.08)	$(0.07)	$(0.25)
(**) Commercial production commissioned on January 8th 2010.
(***) Information prepared under Canadian GAAP.

RESULTS OF OPERATIONS - FOR THE NINE MONTHS ENDED FEBRUARY 29, 2012 COMPARED TO THE NINE MONTHS ENDED FEBRUARY 28, 2011

Operating Profit

During the nine months ended February 29, 2012 operating profit was $26.8 million compared to $12 million obtained during the same period of fiscal 2011. This improvement of 123% in the operating profit was due to the following reasons:

  Gold sales and cost of sales

During the nine months ended February 29, 2012 gold sales totaled 46,078 ounces, corresponding to an increase of 17% compared with the same period of fiscal 2011 (39,257 ounces). Gold sales and cost of sales were $70.3 million and $31.7 million, respectively, corresponding to an average sales price of $1,540 and cost of sales per ounce of $577. These figures represent an increase of 20% in average sales price compared to the same period of previous fiscal 2011 ($1,287) and a decrease of 14% in average cost of sales per ounce for the same period ($672).

  Amortization and depletion

Amortization of production equipment and depletion of mineral properties was $11.8 million for the nine months ended February 29, 2012 compared to $8.8 million for the same period of fiscal 2011. The increase by 35% was mainly due to the acquisition of new equipment for Molejon Gold Mine and PDI Panama and additionally, to the increase by 29% in gold poured

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

that originated a higher depletion charge of the mineral properties compared to the same period of fiscal 2011.

Earnings (loss) from Operations

During the nine months ended February 29, 2012 Earnings from Operations at $9.9 million increased by 136% compared to the same period of fiscal 2011, mainly due to a 123% of increase in Operating Profit and due to a 13% of decrease in expenses. The mentioned decrease in expenses was largely due to:

  A decrease of $4.3 million in other operating expenses mainly related to debt issuance costs incurred during the nine months ended February 28, 2011. During the nine months ended February 29, 2012 there were nil.

The mentioned decrease was offset by:

  An increase of $1 million in exploration and evaluation costs. Exploration and evaluation costs expensed were $7.7 million for the nine months ended February 29, 2012 compared to $6.6 million for the same period of fiscal 2011. This increase is basically due to the incorporation of Iberian Resources expenditures related to Lomero- Poyatos project.

  An increase in donations and community relations of $0.6 million. Donations and community relations of $0.9 million were incurred for the nine months ended February 29, 2012 compared to $0.3 million for the same period of fiscal 2011.

Net income (loss)

Net income for the nine months ended February 29, 2012 increased by 170% to $18.4 million compared to a net loss of $(26.1) million for the same period of fiscal 2011. Following is a variance analysis showing the main reasons for this increase:

	Variance
	($ millions)%
Net loss for the nine months ended February 28, 2011	(26.1)	-
Increase in Operating Profit	14.8	123%
Decrease in Expenses	2.5	(13%)
Increase in Finance expense, net	(0.7)	506%
Increase in Other non-operating income (expenses) (*)	27.9	149%
Net income for the nine months ended February 29, 2012	18.4	170%

(*) The increase in other non-operating income (expenses) during the nine months ended February 29, 2012 was mainly due to the decrease of $23.5 million in the mark-to-market valuation of warrants denominated in other currencies than United States Dollars and the decrease of $6.9 million in the mark to market valuation of the secured notes and convertible secured notes of the Company.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Cash Flow

Operating Activities

Net cash flow from operations during the nine months ended February 29, 2012 amounted to $14.1 million. This compares to a net cash flow from operations of $3.5 million during the same period of fiscal 2011, before considering the inflow in amount of $45 million from the presale of gold in accordance with the forward gold purchase agreement signed with Deutsche Bank during the nine months ended February 28, 2011. This increase in cash flow generated from operations is attributable to the improvement in the operational performance during the nine months ended February 29, 2012 compared to same period of fiscal 2011.

Financing Activities

There was a net cash inflow of $1 million from financing activities during the nine months ended February 29, 2012. This compares to a net cash outflow of $30.4 million during the same period of fiscal 2011.

During the nine months ended February 29, 2012 an outflow of $2.4 million was applied to the payment of capital lease obligations and long-term debt related to the acquisition of equipment for Petaquilla Gold S.A. and PDI Panama, both Panamanian subsidiaries.

Investing Activities

There was a net cash outflow of $19.6 million for the nine months ended February 29, 2012, compared to a net cash outflow of $16.5 million for the same period of fiscal 2011.

Investment in mineral properties, plant & equipment was $(18.8) million for the nine months ended February 29, 2012 compared to $(12.7) million for the same period of fiscal 2011.

During the nine months ended February 29, 2012 an outflow of $0.4 million was applied to the repurchase of own shares, in accordance with the Normal Course Issuer Bid approved by the Toronto Stock Exchange permitting the Company to purchase up to 17,000,000 common shares.

RESULTS OF OPERATIONS - FOR THE THREE MONTHS ENDED FEBRUARY 29, 2012 COMPARED TO THE THREE MONTHS ENDED FEBRUARY 28, 2011

Operating Profit

During the three months ended February 29, 2012 operating profit was $6.3 million compared to $5.5 million obtained during the same period of fiscal 2011. This increase of 16% in the operating profit was due to the following reasons:

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  Gold sales and cost of sales

During the third quarter of fiscal 2012, 12,701 ounces of gold were sold, corresponding to a decrease of 8% compared with the third quarter of fiscal 2011 (13,880 ounces). Gold sales and cost of sales were $18.8 million and $9.4 million, respectively, corresponding to an average quarterly sales price of $1,520 and cost of sales per ounce of $633. These figures represent an increase of approximately 13% in average sales price compared to the same period of fiscal 2011 ($1,340) and a similar level in cash cost per ounce of gold sold for the same period of fiscal 2011 ($635). The combined effects of the increase by 13% in sales prices with a sustainable cash cost per ounce of gold sold, allowed to the operating profit to be increased by 16% compared to the same period of fiscal 2011, although the 8% decrease in ounces of gold sold during the third quarter of fiscal 2012.

  Amortization and depletion

Amortization of production equipment and depletion of mineral properties was $3.1 million for the three months ended February 29, 2012 compared to $3.1 million for the same period of fiscal 2011.

Net income (loss)

Net income for the three months ended February 29, 2012 increased by 319% to $4.5 million compared to $1.1 million for the same period of fiscal 2011. Following is a variance analysis showing the main reasons for this increase:

	Variance
	($ millions)%
Net income for the three months ended February 28, 2011	1.1	-
Increase in Operating Profit	0.8	16%
Decrease in Expenses	1.6	(21%)
Increase in Finance income (expenses), net	(1.0)	207%
Increase in Other non-operating income (expenses) (*)	2.0	79%
Net income for the three months ended February 29, 2012	4.5	319%

(*) The increase in other non-operating income (expenses) during the three months ended February 29, 2012 was mainly due to a decrease of $8.3 million in the loss derived from mark-to-market those warrants that are denominated in other currencies than United States Dollars, a decrease of $2.3 million in the gain recorded during the third quarter of fiscal 2011, derived from mark-to-market of the secured notes and convertible secured notes of the Company and a decrease of $4 million derived from the gain recorded during the third quarter of fiscal 2011 related to the expiry during fiscal 2011 of the deferred service contract, signed between Petaquilla Gold S.A. and Minera Panama S.A.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Cash Flow

Operating Activities

Net cash flow from operations during the three months ended February 29, 2012 amounted to $0.1 million. This compares to a net cash flow from operations of $2.2 million during the quarter ended February 28, 2011, before considering the inflow in amount of $45 million from the presale of gold in accordance with the forward gold purchase agreement signed with Deutsche Bank during the nine months ended February 28, 2011.

Financing Activities

There was a net cash inflow of $0.6 million from financing activities during the three months ended February 29, 2012. This compares to a net cash inflow of $5.3 million during the same period of fiscal 2011.

During the three months ended February 29, 2012 an outflow of $0.6 million was applied to the payment of capital lease obligations and long-term debt related to the acquisition of equipment for Petaquilla Gold S.A. and PDI Panama, both Panamanian subsidiaries. In addition, there was an inflow of $1.3 million in connection with the financing of the expansion of the Company’s production system at its Molejon Gold Mine facility (see Note 9 to the unaudited condensed interim consolidated financial statements for the nine months ended February 29, 2012).

Investing Activities

There was a net cash outflow of $2.6 million for the three months ended February 29, 2012, compared to a net cash outflow of $8.2 for the quarter ended February 28, 2011.

Investment in mineral properties, plant & equipment was $(4.6) million for the three months ended February 29, 2012 compared to $(5.2) million for the same period of fiscal 2011.

During the three months ended February 28, 2011 there was an outflow of $2.3 million derived from the investment in long term deposits to secure some financing for the acquisition of heavy mining equipments by PDI Panama (see Note 9 to the unaudited condensed interim consolidated financial statements for the nine months ended February 29, 2012).

During the three months ended February 29, 2012 an outflow of $0.1 million was applied to the repurchase of treasury stocks, in accordance with the Normal Course Issuer Bid approved by the Toronto Stock Exchange permitting the Company to purchase up to 17,000,000 common shares.

LIQUIDITY AND CAPITAL RESOURCES

As of February 29, 2012 the Company’s financial situation has been affected due to the 20% decrease in gold sold compared to previous quarter ended November 30, 2011 and at the same time, the level of activity of the projects related to the expansion of the capacity of Molejon Gold Plant, the pre-stripping activities and the on/off leach operation, continued with a similar level of

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

activity compared to previous quarters. In addition, the Lomero - Poyatos Project, which was incorporated to the Company’s assets through the acquisition of Iberian Resources Corp, started to require financial resources during the second and third quarters of fiscal 2012. These new financial needs have been funded with own financial resources until funds from the two transactions closed with Deutsche Bank, after the end of the third quarter of fiscal 2012, were disbursed to the Company.

As a consequence, cash position has decreased by $2.7 million to $9.8 million as of February 29, 2012, compared to $12.5 million as of November 30, 2011. On the other hand, working capital deficiency increased 40% as of February 29, 2012 to ($43.5) million compared to ($31 million) as of November 30, 2011. Working capital is defined as current assets less current liabilities and provides a measure of the Company’s ability to settle liabilities due within one year. Although there was a 40% of increase in the working capital deficiency during the third quarter of fiscal 2012, 58% of this increase was originated by the disclosure as current liability of the outstanding Notes and Convertible Notes that have been fully paid out after the end of the third quarter of fiscal 2012 using a portion of the funds received from Deutsche Bank in connection with the Loan Agreement and the Silver Prepaid Agreement (see Note 22 to the unaudited condensed interim consolidated financial statements for the nine months ended February 29, 2012). After considering this exceptional increase, the increase in the working capital deficit during the third quarter of fiscal 2012 was at $5.2 million.

The Company managed this increase in the deficiency in its working capital needs through short term financing borrowed from financial institutions in Panama and long term financing entered with Deutsche Bank through a Convertible Loan Agreement and a Forward Silver Purchase Agreement signed both after the end of the third quarter of fiscal 2012 (see Note 22 to the unaudited condensed interim consolidated financial statements for the nine months ended February 29, 2012).

Total assets of the Company as of February 29, 2012 increased by 68% compared to those at the end of third quarter of fiscal 2011, while total liabilities of the Company as of February 29, 2012 increased by 3% compared to February 28, 2011. As at February 29, 2012, Company’s equity was at $55.2 million, 431% higher than that as at the end of fiscal year 2011. This increase is derived from the acquisition of Iberian Resources Corp (see Note 6 to the unaudited condensed interim consolidated financial statements for the nine months ended February 29, 2012) as well as the net income of $18.4 million earned during the nine months ended February 29, 2012.

Net cash flow from operations during the nine months ended February 29, 2012 amounted to $14.1 million. This compares to a net cash flow from operations of $3.5 million during the same period of fiscal 2011, before considering the inflow in amount of $45 million from the presale of gold in accordance with the forward gold purchase agreement signed with Deutsche Bank during the nine months ended February 28, 2011.

As of February 29, 2012 the Company has accumulated a deficit of $(130,190,391) (May 31, 2011 - $(148,563,397)). However, during the nine months ended February 29, 2012 the Company has earned a net income of $18.4 million. This represents an increase in net income of $44.5 million compared to the net loss of $(26.1) million for the nine months ended February 28, 2011.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

This significant improvement was derived mainly from an increase of $14.8 million in the operating profit, a decrease of $2.5 million in the expenses of the Company and an increase in non-operating income (expenses) of $27.9 million.

The operating cash flow and profitability of the Company are affected by various factors, including the amount of gold produced and sold, the market price of gold, operating costs, interest rates, environmental costs, the level of exploration activity, labour risk, the risk of business disruption due to environmentalist activities and political risk. The Company seeks to manage the risks associated with its business; however, many of the factors affecting these risks are beyond the Company’s control.

The 2012 fiscal year budget approved by the Board of Directors indicates the Company will be able to continue as a going concern without obtaining additional financing. Although this, due to the decrease in the gold sold during the third quarter of fiscal 2012 compared to previous quarter of fiscal 2012, the Company in addition to fund its operations including its working capital deficiency via its internal cash flows from the Molejon gold mine, during the nine months ended February 29, 2012 borrowed short term financing from financial institutions in Panama and long term financing entered with Deutsche Bank. The Company will continue to strategically seek external financing to reduce its overall cost of capital and to support further expansion of the Company including the drilling program of Iberian Resources Corp and the Company’s infrastructure business.

COMMITMENTS

The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments as of February 29, 2012:

	Less than 1				More than 5
	year	2 years	3 years	4-5 years	years
	($)	($)	($)	($)	($)

Office lease	90,329	33,048	16,524	-	-
Obligation under financing lease	3,251,468	3,171,734	3,171,734	4,439,789	-
Secured notes (3)	3,187,885	-	-	-	-
Convertible secured notes (3)	4,050,715	-	-	-	-
Long-term debt	3,763,141	552,025	533,181	589,284	-
Fundacion Petaquilla (1)	1,440,000	1,440,000	1,440,000	360,000	-
Community support obligation (1)	-	-	-	720,000	2,160,000
Forward gold purchase agreement (2)	11,525,131	12,031,508	8,081,770	4,253,564	-
Closure and reclamation obligation	-	-	-	-	10,409,307

	27,308,669	17,228,315	13,243,209	10,362,637	12,569,307

(1)

The Company has committed funding of $120,000 per month to Fundacion Petaquilla, an organization which promotes a sustainable development culture and administers social programs in the area around the Molejon property, for a contractual term ending in fiscal 2016. Thereafter, the Company has committed to funding a similar amount for the life of the Molejon mine.

(2)

As described in Note 11 to the unaudited condensed interim consolidated financial statements for the nine months ended February 29, 2012, the Company has an obligation to the Deutsche Bank for a certain amount of ounces of gold in the future.

(3)	Subsequent to February 29, 2012, the Company has redeemed all of its outstanding Notes and Convertible Notes.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

CONTINGENCIES

1)

On February 11, 2011, the Government of Panama made an amendment to the Mineral Resources Code of Panama. However, after this decision the Government of Panama formally requested to the National Assemble to revoke Law No. 8 of February 11, 2011, which amended the Mineral Resources Code of Panama in its entirety. The primary focus of the Law No. 8 amendments was to allow foreign sovereign funds to invest in Panamanian resources. In addition, an increase in royalties’ rate by 2% was included in such amendments. The effect of increasing royalties by 2% on the Company’s operations and financial position for the  nine months ended February 29, 2012 would have been an increase in cost of sales of approximately $1.5 million should the legislation be enacted and applied retroactively.

2)

During the year ending May 31, 2008, the Company was served with a claim by a former officer in the amount of $250,000. This matter will be going to trial in fiscal 2013. The Company believes that the claim is without merit and has not recorded a liability as the outcome is uncertain.

3)

The Company is engaged in certain other legal actions in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on its operating results, liquidity or financial position.

CAPITAL STOCK

At April 16, 2012, the Company had unlimited authorized common shares without par value and unlimited authorized preference shares without par value. The Board of Directors assigns the rights and privileges to each series of preference shares upon issue.

At February 29, 2012, there were 221,488,343 common shares issued and outstanding (May 31, 2011 – 176,429,501). There are no preferred shares issued and outstanding. Refer to the consolidated statements of changes in equity, of the unaudited condensed interim consolidated financial statements for the nine months ended February 29, 2012, for movements in share capital.

On September 1, 2011 in connection with the acquisition of Iberian (see Note 6 to the unaudited condensed interim consolidated financial statements for the nine months ended February 29, 2012), the Company issued 44,635,225 common shares of the Company, 1,511,248 warrants to purchase 1,640,419 common shares at prices ranging from US$0.14 to US$0.60 and options to purchase 3,357,313 common shares at prices ranging from CAD$0.10 to US$0.60. The 3,357,313 options issued to former Iberian option holders as part of the acquisition are not included in the Company’s incentive share option plan.

As at April 16, 2012, an aggregate of 221,863,781 common shares were issued and outstanding, of which 6,766,549 were recorded by the Company as “treasury shares”. Refer to Notes 6 and 13 to the unaudited condensed interim consolidated financial statements for the nine months ended February 29, 2012.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

PTQ had the following share purchase warrants outstanding as at April 16, 2012:

Number of Warrants	Exercise
Outstanding	Price	Expiry Date
2,100,042	CAD $0.85	May 21, 2012
3,964,000	CAD $0.65	May 21, 2013
1,080,672	$0.40	June 1, 2013
846,000	CAD $0.65	June 4, 2013
157,600	$0.60	December 22, 2013
23,399,402	CAD $1.45	December 30, 2013
6,100,598	CAD $1.45	January 7, 2014
2,500,000	CAD $1.45	January 26, 2014

40,148,314

The following summarizes information about the share options outstanding as at April 16, 2012:

Number of Share
Options Outstanding	Exercise Price	Expiry Date
100,000	CAD $2.25	June 20, 2012
50,000	CAD $2.49	July 12, 2012
309,102	$0.60	January 20, 2013
1,200,000	$0.14	May 6, 2013
376,073	$0.14	June 1, 2013
300,000	CAD $0.52	December 1, 2013
1,169,970	CAD $1.00	December 30, 2013 (*)
273,778	CAD $1.00	January 7, 2014 (*)
125,000	CAD $1.00	January 26, 2014 (*)
2,700,000	CAD $0.23	November 18, 2014
425,000	CAD $0.87	January 5, 2015
425,000	CAD $0.57	March 25, 2015
350,000	CAD $0.53	April 30, 2015
65,000	CAD $0.48	May 13, 2015
685,000	CAD $0.75	November 1, 2015
75,000	CAD $1.00	November 29, 2015
450,000	CAD $1.11	December 21, 2015
1,222,138	CAD $0.10	February 28, 2016
25,000	CAD $0.93	April 6, 2016

10,326,061

(*) 1,568,748 finder’s stock options exercisable into one common share and one common share purchase warrant, which shall bear an exercise price of CAD$1.45 (see Note 13 to the unaudited condensed interim consolidated financial statements for the nine months ended February 29, 2012).

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet arrangements.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

RELATED PARTY TRANSACTIONS

The Company incurred the following fees and expenses in the normal course of operations in connection with companies controlled by key management, directors or officers during the three and nine months ended February 29, 2012 and February 28, 2011. Related party transactions have been measured at the exchange amount which is the amount of consideration established and agreed to by the transacting parties.

  The Company paid fees of $103,608 and $652,583 to a company controlled by the Chairman during the three and nine months ended February 29, 2012, respectively (three and nine months ended February 28, 2011 $266,000 and $730,000, respectively) for compensation related matters.

  The Company paid for goods and services provided to the Molejon mine of $40,352 and $348,329 during the three and nine months ended February 29, 2012, respectively (three and nine months ended February 28, 2011 $63,652 and $154,019, respectively) to companies controlled by the Chairman.

  The Company paid fees of $17,000 and $43,000 during the three and nine months ended February 29, 2012, respectively (three and nine months ended February 28, 2011 $14,800 and $14,800, respectively) for services to a company controlled by a Director.

At February 29, 2012, excluding related party Notes and related party Convertible Notes (Note 9 to the unaudited condensed interim consolidated financial statements for the nine months ended February 29, 2012 and February 28, 2011), $92,990 was owed to related parties.

Note 6 to the unaudited condensed interim consolidated financial statements provide a description of the Iberian Resources Corp. (“Iberian”) transaction. As noted, Iberian is a related party to the Company by virtue of common management and directors.

SUBSEQUENT EVENTS

Subsequent to the nine months ended February 29, 2012:

a)

On March 14, 2012, the Company closed a Convertible Loan Agreement (the “Loan Agreement”) with Deutsche Bank, AG, London Branch (“Deutsche Bank”) in the amount of CAD$6,000,000. The Loan Agreement bears an interest rate of 6.35% per annum over a four year term with interest payable every three months. The principal portion of the Loan Agreement is convertible at Deutsche Bank’s option into common shares of the Company at a conversion price of CAD$0.6121 plus a 15% premium. The Company has the right, following the second anniversary of the Loan Agreement, to prepay the outstanding amount of the loan plus any accrued and unpaid interest without penalty.

b)

On March 14, 2012, the Company also closed a Forward Silver Purchase Agreement (the “Silver Agreement”) with Deutsche Bank for US$11.3 million. The Silver Agreement is a forward contract to deliver 525,500 ounces of silver over a five year term from April 2012 to February 2017, inclusive. The schedule of silver deliveries is as follows: during the first

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

seven months of the term, 8,100 ounces per month; for the next twelve months of the term, 15,200 ounces per month; for the next twelve months of the term, 14,200 ounces per month; for the next twelve months of the term, 7,800 ounces per month; and for the final sixteen months of the term, 1,400 ounces per month. The Company will receive an additional cash payment for silver pricing above US$25 per ounce, up to a maximum of US$30 per ounce.

c)

The Company has redeemed all of its outstanding Notes and Convertible Notes using a portion of the net proceeds from the Forward Silver Purchase Agreement, for a total amount of $7.3 million. In conjunction with this, David Levy, the noteholders’ representative on the Board of Directors of the Company, has resigned as a director of the Company.

d)	60,000 share options were cancelled and 200,000 share options were exercised.

e)	718,000 common shares were repurchased by the Company, at share prices ranging from CAD$0.40 to CAD$0.52.

f)

The Company entered into an agreement with Madison Minerals Inc. and its Panamanian subsidiary, Madison Enterprises (Latin America), S.A. (collectively referred to as “Madison”) to acquire Madison’s 31% interest in Compañia Minera Belencillo, S.A., the company formed in Panamá to oversee and manage exploration projects within the Belencillo concession. With this acquisition of Madison’s interest, Compañía Minera Belencillo, S.A. becomes a 100% wholly-owned subsidiary of the Company. In exchange for Madison’s interest, the Company has issued 175,438 common shares of the Company to Madison and will issue a further 250,000 common shares upon commencement of commercial production at the Belencillo concession.

SIGNIFICANT ACCOUNTING POLICIES AND TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The unaudited condensed interim consolidated financial statements for the nine months ended February 29, 2012 have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34 – Interim Financial Reporting (“IAS 34”) and IFRS 1 – First-time Adoption of International Financial Reporting Standards (“IFRS 1”) as issued by the International Accounting Standards Board (“IASB”), and its interpretations. Subject to certain transition elections disclosed in Note 23 to the mentioned unaudited condensed interim consolidated financial statements, the accounting policies followed in them are the same as those applied in the Company’s unaudited condensed interim consolidated financial statements for the three months ended August 31, 2011. The Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at June 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 23 describes the effect of the transition to IFRS on the Company’s reported equity as at February 28, 2011 and comprehensive income for the three and nine months ended February 28, 2011, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended May 31, 2011. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

The accounting policies applied in these unaudited condensed interim consolidated financial statements are based on IFRS effective for the year ending May 31, 2012, as issued and outstanding as of April 13, 2012, the date the Audit Committee of the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending May 31, 2012 could result in restatements of these unaudited condensed interim consolidated financial statements, including transition adjustments recognized on change-over to IFRS.

The unaudited condensed interim consolidated financial statements for the nine months ended February 29, 2012 do not contain all the information required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended May 31, 2011 prepared under Canadian GAAP, and the Company’s unaudited condensed interim consolidated financial statements for the three months ended August 31, 2011 prepared in accordance with IFRS applicable to interim consolidated financial statements. The interim results are not necessarily indicative of results for the full year.

RISK AND UNCERTAINTIES

The following is a brief discussion of those distinctive or special characteristics of PTQ’s operations and industry, which may have a material impact on, or constitute risk factors in respect of, PTQ’s financial performance. However, there may be additional risks unknown to Petaquilla and other risks, currently believed to be immaterial, that could turn out to be material. These risks, either individually or simultaneously, could significantly affect the group’s business and financial results.

The Company operates in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. Investors should carefully consider the risks described below before investing in the Company’s securities. The occurrence of any of the following events could harm PTQ. If these events occur, the trading price of the Company’s common shares could decline, and investors may lose part or even all of their investment.

Mining operations and projects are vulnerable to supply chain disruption and Petaquilla’s operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant.

Petaquilla's operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables and processing equipment. In the past, Petaquilla and other gold mining companies have experienced shortages in critical consumables, particularly as production capacity in the global mining industry has expanded in response to increased demand for commodities, and Petaquilla has experienced increased delivery times for these items. These shortages have also resulted in unanticipated increases in the price of certain of these items. Shortages of strategic spares, critical consumables or mining equipment, which could occur in the future, could result in production delays and production shortfalls, and increases in prices result in an increase in both operating costs and the capital expenditure to maintain and develop mining operations. Petaquilla and other gold mining

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

companies, individually, have limited influence over manufacturers and suppliers of these items. In certain cases there are only limited suppliers for certain strategic spares, critical consumables and processing equipment who command superior bargaining power relative to Petaquilla, or Petaquilla could at times face limited supply or increased lead time in the delivery of such items. If Petaquilla experiences shortages, or increased lead times in delivery of strategic spares, critical consumables or processing equipment its results of operations and its financial condition could be adversely affected.

Petaquilla faces uncertainty and risks in its exploration and project evaluation activities.

Exploration activities are speculative in nature and project evaluation activities necessary to determine whether a viable mining operation exists or can be developed are often unproductive. These activities also often require substantial expenditure to establish the presence, and to quantify the extent and grades (metal content), of mineralized material through exploration drilling. Once mineralization is discovered it can take several years to determine whether adequate ore reserves exist. During this time, the economic feasibility of production may change owing to fluctuations in factors that affect revenue, as well as cash and other operating costs, including:

  future metal and other commodity prices;

  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

  anticipated recovery rates of gold from the ore; and

  anticipated capital expenditure and cash operating costs.

These estimates depend upon the data available and the assumptions made at the time the relevant estimate is made. Resource estimates are not precise calculations and depend on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. Further exploration and studies can result in new data becoming available that may change previous resource estimates which will impact upon both the technical and economic viability of production from the relevant mining project. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of resources resulting in revisions to previous resource estimates. These revisions could impact depreciation and amortization rates, asset-carrying values provisions for closedown, restoration and environmental clean-up costs. These estimates depend upon the data available and the assumptions made at the time the relevant estimate is made.

Petaquilla undertakes revisions to its resource estimate based upon actual exploration and production results, new information on geology and fluctuations in production, operating and other costs and which could adversely affect the life-of-mine plans and consequently the total value of Petaquilla's mining asset base. Resource restatements could negatively affect Petaquilla’s results, financial condition and prospects, as well as its reputation. The increased demand for gold and other commodities, combined with a declining rate of discovery, has resulted in existing reserves being depleted at an accelerated rate in recent years. Petaquilla therefore faces intense competition for the acquisition of attractive mining properties.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

From time to time, Petaquilla evaluates the acquisition of exploration properties and operating mines, either as stand-alone assets or as part of companies. Petaquilla’s decisions to acquire these properties have historically been based on a variety of factors including estimates of and assumptions regarding the extent of resources, cash and other operating costs, gold prices and projected economic returns and evaluations of existing or potential liabilities associated with the relevant property and its operations and how these factors may change in the future. All of these factors are uncertain and could have an impact upon revenue, cash and other operating issues, as well as the uncertainties related to the process used to estimate resources.

As a result of these uncertainties, the exploration programs and acquisitions engaged in by Petaquilla may not result in the expansion or replacement of the current production with new resources or operations. Petaquilla’s operating results and financial conditions are directly related to the success of its exploration and acquisition efforts and its ability to replace or increase existing resources. If Petaquilla is not able to maintain or increase its resources, its results of operations and its financial condition and prospects could be adversely affected.

Petaquilla faces many risks related to the development of its mining projects that may adversely affect its results of operations and profitability.

The profitability of mining companies depends, in part, on the actual costs of developing and operating mines, which may differ significantly from estimates determined at the time a relevant mining project was approved. The development of mining projects may also be subject to unexpected problems and delays that could increase the cost of development and the ultimate operating cost of the relevant project. Petaquilla's decision to develop a mineral property is based on estimates made as to the expected or anticipated project economic returns. These estimates are based on assumptions regarding:

  future gold prices;

  anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

  anticipated recovery rates of gold extracted from the ore; and

  anticipated capital expenditure and cash operating costs.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such estimates.

There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine. In addition to those discussed above, these uncertainties include the:

  timing and cost of the construction of mining and processing facilities, which can be considerable;

  availability and cost of skilled labor, power, water and transportation facilities;

  need to obtain necessary environmental and other governmental permits and the time to obtain such permits; and

  availability of funds to finance construction and development activities.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

New mining operations could experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production could occur. Finally, operating cost and capital expenditure estimates could fluctuate considerably as a result of changes in the prices of commodities consumed in the construction and operation of mining projects. Accordingly, Petaquilla's future development activities may not result in the expansion or replacement of current production with new production, or one or more new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all. Petaquilla’s operating results and financial conditions are directly related to the success of its project developments. A failure in Petaquilla’s ability to develop and operate mining projects in accordance with, or in excess of, expectations could negatively affect its results of operations and its financial condition and prospects.

The Company may require additional funding in order to continue its operations.

PTQ has been producing since January 8, 2010 when it achieved commercial production at the Molejon gold property. Considering the increase in cash margin, the improvements in throughput and production capacity at the Plant, in addition to the start up of the on/off leach operation during the second quarter of fiscal 2012, the risk of requiring additional funding in order to continue its operations has been mitigated. In addition, the net income for the nine months ended February 29, 2012 shows a positive trend in the finance and operational performance of the Company. This positive trend will allow the Company to manage its cash flow from operations to comply with operational requirements and also with the planned exploration and development programs. Although this, different sources of funding, depending on the market conditions and the appetite of investors to increase their participation in Company’s business or other projects, may become available and could be considered. However, there can be no assurance that funding from these sources will be sufficient in the future to satisfy the Company’s operational requirements, debt repayments and cash commitments. It will depend on the market expectations, the performance of PTQ’s production and results.

The Company has an accumulated deficit as at February 29, 2012 of $130,190,391; however during the nine months ended February 29, 2012 the Company obtained an operating profit of $26,794,291 which considered in an accumulated basis together with that obtained during fiscal 2011, it has accumulated a total of $46,835,544.

Going concern

The unaudited condensed interim consolidated financial statements for the nine months ended February 29, 2012 have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. Management believes that based on the Company’s currently consolidated production performance, its expansion plan of the Molejon Gold Plant with a fourth ball mill plus two additional leach tanks and two additional Carbon-in-Pulp tanks, its proven cost management system, the closing of the Convertible Loan and Forward Silver Purchase Agreements with Deutsche Bank, as described in Note 22 to the unaudited condensed interim consolidated financial statements for the nine months ended February 29, 2012, that allowed the Company to fully pay-out the outstanding notes and

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

convertible notes, in addition to the favorable market conditions, the sustainability of the business has been assured and no more going concern uncertainty should be considered.

Petaquilla's level of indebtedness could adversely affect its business.

Although this risk could affect the financial situation of PTQ, it has been managed appropriately, making it possible to payout all the Notes and Convertible Notes in each due date during the nine months ended February 29, 2012. In addition, subsequent to February 29, 2012, the Company has redeemed all of its outstanding Notes and Convertible Notes using a portion of the net proceeds from the Forward Silver Purchase Agreement closed with Deutsche Bank on March 14, 2012 (see Note 22 to the unaudited condensed interim consolidated financial statements for the nine months ended February 29, 2012).

Due to new acquisitions and growth strategy of the Company, it may incur additional indebtedness in the future. A significant increase in the Company’s debt levels may have important consequences for PTQ, including, but not limited to the following:

  The Company’s ability to obtain additional financing for working capital, capital expenditures, general corporate and other purposes or to fund future operations may not be available on terms favorable to PTQ or at all;

  A significant amount of the Company’s operating cash flow is dedicated to the payment of interest on PTQ’s indebtedness, thereby diminishing funds that would otherwise be available for the Company’s operations and for other purposes;

  Increasing the Company’s vulnerability to current and future adverse economic and industry conditions;

  A substantial decrease in net operating cash flows or increase in the Company’s expenses could make it more difficult for the Company to meet its debt service requirements, which could force PTQ to modify its operations;

  The Company’s leveraged capital structure may place it at a competitive disadvantage by hindering its ability to adjust rapidly to changing market conditions or by making PTQ vulnerable to a downturn in its business or the economy in general;

  PTQ may have to offer debt or equity securities on terms that may not be favorable to the Company or to the Company’s shareholders;

  Limiting PTQ’s flexibility in planning for, or reacting to, changes and opportunities in the Company’s business and the industry; and

  The Company’s level of indebtedness increases the possibility that PTQ may be unable to generate cash sufficient to pay the principal or interest due in respect of the Company’s indebtedness.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

As mentioned in this risk analysis, the cash and indebtedness management of the Company during the year ended May 31, 2011 and the nine months ended February 29, 2012 created a solid base for the growth of the Company and future projects, maintaining a balanced equity and indebtedness structure for new challenges.

Petaquilla faces many risks related to its operations that may adversely affect its cash flows and overall profitability.

Gold mining is susceptible to numerous events that may have an adverse impact on a mining business, its ability to produce gold and meet its production targets. These events include, but are not limited to:

  environmental hazards, including discharge of metals, pollutants or hazardous chemicals;

  industrial accidents;

  fires;

  labor disputes;

  mechanical breakdowns;

  electrical power interruptions;

  encountering unexpected geological formations;

  unanticipated ground conditions;

  ingresses of water;

  process water shortages;

  failure of mining pit slopes, water dams, waste stockpiles and tailings dam walls;

  legal and regulatory restrictions and changes to such restrictions;

  safety-related stoppages;

  other natural phenomena, such as floods, droughts or inclement weather conditions, potentially exacerbated by climate change.

Mineral prices can fluctuate dramatically and have a material adverse effect on PTQ’s results of operations.

Petaquilla’s revenues are primarily derived from the sale of gold. The market price for gold fluctuates widely. These fluctuations are caused by numerous factors beyond Petaquilla's control including:

  speculative positions taken by investors or traders in gold;

  changes in the demand for gold as an investment;

  changes in the demand for gold used in jewellery and for other industrial uses, including as a result of prevailing economic conditions;

  changes in the supply of gold from production, disinvestment, scrap and hedging;

  financial market expectations regarding the rate of inflation;

  strength of the US dollar (the currency in which the gold price trades internationally) relative to other currencies;

  changes in interest rates;

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  actual or expected sales or purchases of gold by central banks and the International Monetary Fund;

  gold hedging and de-hedging by gold producers;

  global or regional political or economic events; and

  the cost of gold production in major gold producing countries.

On April 16, 2012, the afternoon fixing price of gold on the London Bullion Market was $1,653 per ounce. The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of above-ground stocks of the metal in comparison to other commodities, these factors typically do not affect the gold price in the same manner or degree that the supply of and demand for other commodities tends to affect their market price. In addition, the recent shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices.

A sustained period of significant gold price volatility may adversely affect Petaquilla's ability to evaluate the feasibility of undertaking new capital projects or continuing existing operations or to make other long-term strategic decisions. If revenue from gold sales falls below the cost of production for an extended period, Petaquilla may experience losses and be forced to curtail or suspend some or all of its capital projects or existing operations. In addition, it would have to assess the economic impact of low gold prices on its ability to recover any losses that may be incurred during that period and on its ability to maintain adequate cash reserves.

The Company faces risks related to operations in foreign countries.

Currently the Company’s properties are located in Panama, Spain and Portugal. Panama is a country with a developing mining sector but with no other commercially producing mines. Consequently, PTQ is subject to and the Company’s mineral exploration and mining activities may be affected in varying degrees by, certain risks associated with foreign ownership including inflation, political instability, political conditions and government regulations. Any changes in regulations or shifts in political conditions are beyond the Company’s control and may adversely affect the Company’s business. Operations may be affected by government regulations with respect to restrictions on production, restrictions on foreign exchange and repatriation, price controls, export controls, restriction of earnings distribution, taxation laws, expropriation of property, environmental legislation, water use, mine safety and renegotiation or nullification of existing concessions, licenses, permits, and contracts.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

As part of the strategy to manage this kind of country risk, the Company is looking for diversify its project portfolio. During the first quarter of fiscal 2012, majority of the Company’s shareholders approved the acquisition of Iberian Resources Corp. ("Iberian"). Iberian owns

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

100% of the Lomero-Poyatos Project through its wholly-owned Spanish affiliate, Corporacion de Recursos Iberia S.L. The Lomero-Poyatos Project is located about 85 kilometres northeast of Seville, in the northeast part of the Iberian Pyrite Belt. Iberian also owns several other exploration licenses in Iberia through its wholly-owned Spanish and Portuguese affiliates Sulfuros Complejos Andalucia Mining S.L. (“SCA”) and Almada Mining S.A. (“Almada”). This acquisition brought to the Company development stage projects in Spain with historical resources of 2.1M ounces of gold, 46M ounces of silver and significant copper and zinc content, diversifying the country and political risk within its investment portfolio.

The requirements of the Ley Petaquilla may have an adverse impact on the Company.

PTQ’s operations in Panama are governed primarily by Law No. 9 of the Legislative Assembly of Panama (the “Ley Petaquilla”), a project-specific piece of legislation enacted in February 1997 to deal with the orderly development of the Cerro Petaquilla Concession.

The Ley Petaquilla granted a mineral exploration and exploitation concession to Minera Petaquilla, S.A. (“MPSA”), a Panamanian company formed in 1997 to hold the Cerro Petaquilla Concession covering approximately 136 square kilometers in north-central Panama. Although the Company no longer holds an interest in the copper deposits therein, it continues to hold the rights to the Molejon gold deposit and, as the Cerro Petaquilla Concession encompasses this deposit, the Ley Petaquilla governs the Company’s exploration activities.

The Ley Petaquilla contains fiscal and legal stability clauses necessary in order to obtain project financing and includes tax exemptions on income, dividends and imports. The Ley Petaquilla also provides for an increase in the annual available infrastructure tax credit, higher depreciation rates for depreciable assets which cannot be used in the infrastructure tax credit pool, and a favorable depletion allowance.

In order to maintain the Cerro Petaquilla Concession in good standing, MPSA must pay to the Government of Panama an annual rental fee of $1.00 per hectare during the first five years of the concession, $2.50 per hectare in the ninth to the tenth years of the concession and $3.50 per hectare thereafter. Initially the annual rental was approximately $13,600 payable by MPSA and funded pro rata by its shareholders. The current annual rental is approximately $34,000. The concession was granted for a 20 year term with up to two 20 year extensions permitted, subject to the requirement to begin mine development and to make a minimum investment of $400 million in the development of the Cerro Petaquilla Concession.

Under the Ley Petaquilla, MPSA was required to begin mine development by August 2001. However, MPSA was able to defer commencing development operations by one month for every month that the price of copper remained below $1.155 per pound for up to a further five years (i.e. until August 2006 at the latest). In September 2005, the multi-phase Petaquilla Mine Development Plan (the “Plan”) submitted to the Government of Panama by PTQ and MPSA was approved by Ministerial Resolution. The Molejon gold mineral deposit forms part of the Cerro Petaquilla Concession and the first phase of the Plan focus on the advancement of the Molejon gold deposit by PTQ as commenced in 2006. Subsequent phases of the Plan are the responsibility of MPSA.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

The Ley Petaquilla also requires MPSA to (i) deliver an environmental report to the General Directorate of Mineral Resources of the Ministry of Commerce and Industries (“MICI”) for evaluation; (ii) submit, prior to extraction, an environmental feasibility study specific to the project area in which the respective extraction will take place; (iii) submit annually a work plan comprising the projections and approximate costs for the respective year to the MICI; (iv) post letters of credit in support of required compliance and environmental protection guarantees; (v) annually pay surface canons; (vi) annually pay royalties for extracted minerals; (vii) annually present to the MICI detailed reports covering operations and employment and training; (viii) create and participate in the administration of a scholarship fund to finance studies and training courses or professional training for the inhabitants of the communities neighboring the Cerro Petaquilla Concession in the provinces of Cocle and Colon; and (ix) maintain all mining and infrastructure works and services of the project, always complying with the standards and regulations of general application in force that pertain to occupational safety, health and construction.

For reference, a copy of Law No. 9, as passed by the Legislative Assembly of Panama on February 26, 1997, was provided with PTQ’s Form 20F for the fiscal year ended May 31, 2009, as Exhibit 4.V.

PTQ’s operations are subject to environmental and other regulation.

The Company’s current or future operations, including development activities and commencement of production on the Company’s properties, require permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, community services and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Other than the Molejon gold mine, there can be no assurance that approvals and permits required to commence production on the Company’s various properties will be obtained. Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which the Company has interests and there can be no assurance that PTQ will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

The Company’s potential mining and processing operations and exploration activities in Panama are subject to various federal and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, community services and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that PTQ obtain permits from various governmental agencies. The Company believes that it is in substantial compliance with all material laws and regulations that currently apply to corporate activities. There can be no assurance, however, that all permits which may be required for construction of mining

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project that the Company might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or abandonment or delays in development of new mining properties.

To the best of PTQ’s knowledge, the Company is currently operating in compliance with all applicable environmental regulations except as to matters under mitigation as requested by the government of Panama.

The Company’s directors may have conflicts of interest.

As of November 6, 2009, one of the Company’s directors, David Levy, holds a position with Platinum Management (NY) LLC, an investment advising firm to Platinum Partners Value Arbitrage Fund LP, a New York based investment fund. Platinum Partners Value Arbitrage Fund LP holds securities in the Company and a portion of PTQ’s debt. However, none of the Company’s directors are directors or officers of Platinum Partners Value Arbitrage Fund LP nor are any of the Company’s directors insiders of any other reporting company. While currently none of the Company’s directors beneficially owns a 10% or greater interest in the voting power of any other mineral resource companies, they could in the future. To the extent that these other companies may participate in ventures in which PTQ may participate, David Levy may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation, which could result in competitive harm to PTQ. In the event that such a conflict of interest arises at a meeting of the directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, PTQ will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of the Province of British Columbia, the Company’s directors are required to act honestly, in good faith and in the Company’s best interests. In determining whether or not PTQ will participate in a particular program and the interest therein to be acquired by it, the Company’s directors primarily consider the potential benefits to PTQ, the degree of risk to which the Company may be exposed and the Company’s financial position at that time. Other than as indicated, PTQ has no other procedures or mechanisms to prevent conflicts of interest.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Subsequent to February 29, 2012, as it has been disclosed in note 22 to the unaudited condensed interim consolidated financial statements for the nine months ended February 29, 2012, David Levy has resigned as a director of the Company.

Environmental protestors

Various independent environmental groups or individuals would like to prevent the operation of mining in Panama. The Company’s operations could be significantly disrupted or suspended by activities such as protests or blockades that may be undertaken by such groups or individuals. Although these protests or blockades could happen, the Company has in place a contingency plan to guarantee the continuity of its operations and activities at the Molejon mine.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures

Management is responsible for the design and maintenance of disclosure controls and procedures.

Disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. Current disclosure controls include meetings with the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and members of the Board of Directors and Audit Committee through emails, telephone conferences and informal meetings to review public disclosure. All public disclosures are reviewed by certain members of senior management and of the Board of Directors and Audit Committee. The Board of Directors has delegated the duties to the Chief Executive Officer whom is primarily responsible for financial and disclosure controls.

Based on current securities legislation in Canada and the United States, the CEO and the CFO of the Company evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of February 29, 2012 and concluded that such disclosure controls and procedures were operating effectively at that date.

Internals control over financial reporting

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reporting in an accurate and timely manner in accordance with IFRS.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reporting information through its review of the interim and annual financial statements.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

The CEO and the CFO evaluated the design and effectiveness of internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee Sponsoring Organizations of the Treadway Commission (“COSO”) as at February 29, 2012. Based on this evaluation, as at February 29, 2012, the Company believes that its internal controls over financial reporting were designed and operating effectively to provide reasonable, but not absolute, assurance that the objectives of the control system are met.

Changes in internal controls over financial reporting

The Company continues to review and assess its internal controls over financial reporting. There were no significant changes made to internal controls over financial reporting during the nine months ended February 29, 2012.

CAUTIONARY NOTE TO USA READERS

As a British Columbia corporation, PTQ is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BCSC”). PTQ is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resources and mineral reserve estimates. Further, PTQ describes mineral resources associated with its properties utilizing terminology such as ”inferred” or “indicated” which are terms recognized by Canadian regulators but not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to USA Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce. PTQ may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but not recognized by the SEC.

This report may use the term “inferred resources”. USA readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. USA investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

ADDITIONAL INFORMATION

Additional information relating to PTQ, including news releases, financial statements and prior period MD & A filings, is available on SEDAR at www.sedar.com.